John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 13, 2016

Re:	Blue Marble Energy Corporation

Offering Statement on Form 1-A Submitted November 8, 2016

CIK No. 0001462326

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of December 5, 2016, which we have set out below, together with our responses.

General

1. Please reconcile the references in the offering circular to brokers or placement agents, both the cover page and plan of distribution, with Part I Notification Items 4 and 5, which do not reflect any brokers or placement agents or fees associated with these selling efforts. Also, please revise the cover page to clearly reflect the broker or placement agent compensation. See Instruction 5 to Item 1(e) of Form 1-A.

The company has engaged Primary Capital LLC as its exclusive placement agent. We have accordingly revised Part I Notification Items 4 and 5, the Cover Page, Dilution, Use of Proceeds, and Plan of Distribution and Selling Securityholders.

Financial Statements

Note 8 – Stockholders’ Equity, page F-19

2. We note you describe your preferred stock as being contingently redeemable. Please tell us why you have classified your preferred stock in permanent rather than temporary equity or revise your presentation to comply with ASC 480-10-S99-3A.

The company provides the following response:

We respectfully submit that we do not believe the requirements in ASC 480-10-S99-3A are applicable to our financial statements. In reaching our conclusion, we considered the following:

•	The Background for ASC 480-10-S99-3A indicates this section provides the SEC staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (ASR 268). Footnote 1 to the Background indicates that ASR 268 (SEC Financial Reporting Codification, Section No. 211, Redeemable Preferred Stocks) is incorporated in SEC Regulation S-X, Articles 5-02.27, 7-03.21, and 9-03.19.

•	The financial statement requirements for Tier 2 offerings per the Form 1-A instructions require that the financial statements must comply with Article 8 of Regulation S-X, entitled “Financial Statements of Smaller Reporting Companies.”

•	In Note 2 to Section 210.8 of Rule 8-01, it is indicated that smaller reporting companies electing to prepare their financial statements with the form and content required in this article (Article 8) need not apply the other form and content requirements in Regulation S-X, with a few exceptions. These exceptions do not include the provisions of ASC 480-10-S99-3A, which is primarily from Regulation S-X, Article 5-02.27.

Accordingly, we concluded that the guidance in ASC 480-10-S99-3A is not applicable to our financial statements.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: James Stephens

Blue Marble Energy Corporation